MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT
THIS AGREEMENT made effective as of the 1st day of April 2016 (the “Agreement”), by and between GOLAR LNG PARTNERS LP, a limited partnership duly organized and existing under the laws of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960 (“GLP”), and GOLAR MANAGEMENT LTD, a company duly organized and existing under the laws of the United Kingdom with its registered office at 13th Floor, One America Square, 17 Crosswall, London EC3N 2LB, United Kingdom (“GML”).
WHEREAS:

A.
GLP, a limited partnership whose common units are listed and trade on The Nasdaq Global Market, owns interests in certain floating storage and regasification units and LNG carriers and requires certain management and administrative support services in connection with the operation of its business;

B.
GLP and GML previously entered into that certain Amended and Restated Management and Administrative Services Agreement dated as of July 1, 2011 (the “Prior Agreement”) in order to allow GML to provide such management and administrative support services to GLP;

C.	The term of the Prior Agreement has ended; and

D.	GLP wishes to engage GML to provide such management and administrative support services to GLP commencing as of April 1, 2016 on the terms set out herein.
NOW THEREFORE, the parties hereto agree that, in consideration for GML providing the Managers (as defined in Section 3(a) of this Agreement) to perform executive officer functions for the benefit of GLP and be responsible for the day-to-day management of GLP as described in Section 3 of this Agreement (the “Management Services”) and the administrative support services set forth in Schedule A to this Agreement (the “Administrative Services,” and together with the Management Services, the “Services”), GLP shall compensate GML as provided in Section 6 of this Agreement.
IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized signatories with effect on the date first above written.
GOLAR LNG PARTNERS LP
By:     /s/ Graham Robjohns
Name: Graham Robjohns
Title: Attorney-in-fact
GOLAR MANAGEMENT LTD
By:     /s/ Brian Tienzo
Name: Brian Tienzo
Title: Attorney-in-fact
Section 1.Definitions. In this Agreement, the term:
“Board” means the Board of Directors of GLP;
“Change of Control” means with respect to any entity, an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors or other similar governing body of the entity are acquired, directly or indirectly, by a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), who did not immediately before such acquisition own securities of the entity entitling such person or group to elect such majority (and for the purpose of this definition, any such securities held by another person who is related to such person shall be deemed to be owned by such person);
“Costs and Expenses” has the meaning set forth in Section 6 of this Agreement;
“Due Date” has the meaning set forth in Section 6 of this Agreement;
“GGP” means Golar GP LLC, a limited liability company duly organized and existing under the laws of the Marshall Islands and the general partner of GLP;
“GLP Group” means GLP, GGP and subsidiaries of GLP;
“Limited Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of GLP, dated as of April 13, 2011, as from time to time amended or restated;
“Managers” has the meaning set forth in Section 3(a) of this Agreement;
“Management Fee” has the meaning set forth in Section 6 of this Agreement;
“Officers” has the meaning given to such term in the Limited Partnership Agreement;
“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or governmental authority; and
“Unitholders” means holders of common units representing limited partnership interests in GLP.
Section 2.    General. GML shall provide all or such portion of the Services, in a commercially reasonable manner, as GLP, may from time to time direct, all under the supervision of the Board.
Section 3.    Covenants. During the term of this Agreement, GML shall:
(a)    cause certain of its officers and directors as set forth on Schedule B to this Agreement and any of its additional officers, directors or other employees as the Board may from time to time request (collectively, the “Managers”) to perform the Management Services with all of the duties of Officers of the Partnership as provided by the Board pursuant to the terms of the Limited Partnership Agreement, subject to the sole direction of the Board and subject to Section 10 hereof;
(b)    diligently provide or sub-contract for the provision of (in accordance with Section 19 hereof) the Administrative Services to GLP as an independent contractor, and be responsible to GLP for the due and proper performance of same;
(c)    retain at all times a qualified staff so as to maintain a level of expertise sufficient to provide the Services; and
(d)    keep full and proper books, records and accounts showing clearly all transactions relating to its provision of Services in accordance with established general commercial practices and in accordance with United States generally accepted accounting principles, and allow GLP and its representatives to audit and examine such books, records and accounts at any time during customary business hours.
Section 4.    Non-Exclusivity. GML and its employees may provide services of a nature similar to the Services to any other Person. There is no obligation for GML to provide the Services to GLP on an exclusive basis.
Section 5.    Confidential Information. GML shall be obligated to keep confidential, both during and after the term of this Agreement, all information it has acquired or developed in the course of providing Services under this Agreement. GLP shall be entitled to any equitable remedy available at law or equity, including specific performance, against a breach by GML of this obligation. GML shall not resist such application for relief on the basis that GLP has an adequate remedy at law, and GML shall waive any requirement for the securing or posting of any bond in connection with such remedy.
Section 6.    Compensation of GML. In consideration for GML providing the Services, GLP agrees to compensate GML as follows:
(a)    GLP agrees to reimburse GML for all costs and expenses reasonably incurred by GML (the “Costs and Expenses”) in connection with the provision of the Management Services and the Administrative Services by GML to GLP for such month; and
(b)    GLP shall pay to GML a management fee equal to 5% of the Costs and Expenses for such month (the “Management Fee”).
Within 30 days after the end of each month, GML shall submit to GLP for payment an invoice covering the Management Fee and the Costs and Expenses. Each invoice will contain such supporting detail as may be reasonably required to validate such amounts due.
GLP shall make payment within 15 days of the date of each invoice (any such day on which a payment is due, the “Due Date”). All invoices for Management Services and Administrative Services are payable in U.S. dollars. All amounts not paid within 10 days after the Due Date shall bear interest at the rate of 1.00% per annum over US$ LIBOR from such Due Date until the date payment is received in full by GML.
Section 7.    General Relationship Between the Parties. The relationship between the parties is that of independent contractor. The parties to this Agreement do not intend, and nothing herein shall be interpreted so as, to create a partnership or joint venture relationship, or, except with respect to the provision of the Management Services by the Managers, employee or agency relationship between GML and any one or more of GLP, GGP or any other member of the GLP Group.
Section 8.    Indemnity. GLP shall indemnify and hold harmless GML and its employees and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them due to this Agreement including, without limitation, all actions, proceedings, claims, demands or liabilities brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same, provided, however, that such indemnity shall exclude any or all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever which may be caused by or due to the fraud, gross negligence or willful misconduct of GML or its employees or agents.
Section 9.    NO CONSEQUENTIAL DAMAGES. NEITHER GML NOR ANY OF ITS AFFILIATES SHALL BE LIABLE FOR INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES SUFFERED BY GLP, OR FOR PUNITIVE DAMAGES, WITH RESPECT TO ANY TERM OR THE SUBJECT MATTER OF THIS AGREEMENT, EVEN IF INFORMED OF THE POSSIBILITY THEREOF IN ADVANCE. THIS LIMITATION APPLIES TO ALL CAUSES OF ACTION, INCLUDING, WITHOUT LIMITATION, BREACH OF CONTRACT, BREACH OF WARRANTY, NEGLIGENCE, STRICT LIABILITY, FRAUD, MISREPRESENTATION AND OTHER TORTS.
Section 10.    Term and Termination. This Agreement shall have a term of [five] years unless terminated:
(a)    by the Board upon 120 days’ written notice for any reason in its sole discretion; or
(b)    by GML upon 120 days’ written notice if:

(i)	there is a Change of Control of GLP or GGP;

(ii)	a receiver is appointed for all or substantially all of the property of GLP;

(iii)	an order is made to wind up GLP’s partnership;

(iv)
a final judgment, order or decree which materially and adversely affects the ability of GLP to perform under this Agreement shall have been obtained or entered against GLP, and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(v)
GLP makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.

Notwithstanding the foregoing, the arrangement with respect the provision of the Management Services by any or all of the Managers may be terminated at any time with respect to any or all of such Managers by the Board in its sole discretion. Such Management Services shall terminate immediately upon delivery by the Board of written notice to GML. The termination of the Management Services with respect to any or all of the Managers shall not constitute a termination of the other provisions of this Agreement.
Section 11.    Costs and Expenses Upon Termination. Upon termination of this Agreement and/or the Management Services in accordance with Section 10 hereof, GLP shall be obligated to pay GML any and all amounts payable pursuant to Section 6 hereof for the applicable Services provided prior to the time of termination.
Section 12.    Surrender of Books and Records. Upon termination of this Agreement, GML shall forthwith surrender to GLP any and all books, records, documents and other property in the possession or control of GML relating to this Agreement and to the business, finance, technology, trademarks or affairs of GLP and any member of the GLP Group and, except as required by law, shall not retain any copies of same.
Section 13.    Force Majeure. Neither party shall be liable for any failure to perform this Agreement due to any cause beyond its reasonable control.
Section 14.    Entire Agreement. This Agreement forms the entire agreement between the parties with respect to the subject matter hereof and supersedes and replaces all previous agreements, written or oral, with respect to the subject matter hereof.
Section 15.    Severability. If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.
Section 16.    Currency. Unless stated otherwise, all currency references herein are to United States Dollars.
Section 17.    Law and Arbitration. This Agreement shall be governed by the laws of the United Kingdom. Any dispute under this Agreement shall be put to arbitration in the United Kingdom, a jurisdiction to which the parties hereby irrevocably submit.
Section 18.    Notice. Notice under this Agreement shall be given (via hand delivery or facsimile) as follows:
If to GLP:
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
Attn: [Michael Ashford]
Fax: [441-295-3494]

If to GML:
13th Floor, One America Square
17 Crosswall
London EC3N 2LB
United Kingdom
Attn: [Brian Tienzo]
Fax: [+44 207 063 7901]

Section 19.    Sub-Contracting and Assignment. GML shall not assign this Agreement to any party that is not a subsidiary or affiliate of GML except upon written consent of GLP. GML may freely sub-contract or sub-license this Agreement, so long as GML remains liable for performance of the Services and its obligations under this Agreement.
Section 20.    Waiver. The failure of either party to enforce any term of this Agreement shall not act as a waiver. Any waiver must be specifically stated as such in writing.
Section 21.    Affiliates. This Agreement shall be binding upon and inure to the benefit of the affiliates of GLP and/or GML.
Section 22.    Counterparts. This Agreement may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

SCHEDULE A
ADMINISTRATIVE SERVICES
GML shall provide such of the following administrative support services (the “Administrative Services”) to GLP, as the Board may from time to time request and direct GML to provide pursuant to the Agreement:
(a)    Assist with the commercial management of GLP and the execution of GLP’s business strategies;
(b)    Keep and maintain at all times books, records and accounts which shall contain particulars of receipts and disbursements relating to the assets and liabilities of GLP and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit GLP to prepare or cause to be prepared financial statements in accordance with U.S. generally accepted accounting principles and in each case shall also be in accordance with those financial statements required to be kept by GLP under applicable federal securities laws and regulations in the United States and as GLP is required to keep and file under applicable foreign taxing regulations and the U.S. Internal Revenue Code of 1986, as amended, and the regulations applicable with respect thereto, all as amended from time to time;
(c)    Prepare all such returns, filings and documents, for review and approval by GLP as may be required under the Limited Partnership Agreement as well as such other returns, filings, documents and instruments as may from time to time be requested or instructed by GLP; and file such documents, as applicable, as directed by GLP with the relevant authority;
(d)    Provide, or arrange for the provision of, advisory services to GLP with respect to GLP’s obligations under applicable securities laws and regulations in the United States and assist GLP in arranging for compliance with continuous disclosure obligations under applicable securities laws and regulations and the rules and regulations of the Nasdaq Global Market and any other securities exchange upon which GLP’s securities are listed, including the preparation for review, approval and filing by GLP of reports and other documents with all applicable regulatory authorities, provided that nothing herein shall permit or authorize GML to act for or on behalf of GLP in its relationship with regulatory authorities except to the extent that specific authorization may from time to time be given by GLP;
(e)    Provide, or arrange for the provision of, advisory, clerical and investor relations services to assist and support GLP in its communications with its Unitholders, including in connection with disclosures that may be required for regulatory compliance to its Unitholders and the wider financial markets, as GLP may from time to time request or direct, provided that nothing herein shall permit or authorize GML to determine the content of any such communications by GLP to its Unitholders and the wider financial markets;
(f)    At the request and under the direction of GLP, handle, or arrange for the handling of, all administrative and clerical matters in respect of (i) the call and arrangement of all meetings of the Unitholders pursuant to the Limited Partnership Agreement, (ii) the preparation of all materials (including notices of meetings and information circulars) in respect thereof and (iii) the submission of all such materials to GLP in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that GLP has full opportunity to review, approve, execute and return them to GML for filing or mailing or other disposition as GLP may require or direct;
(g)    Provide, or arrange for the provision of, or secure sufficient and necessary office space, equipment and personnel including all accounting, clerical, secretarial, corporate, administrative and information technology services as may be reasonably necessary for the performance of GLP’s business;
(h)     Arrange for the provision of such audit, accounting, legal, insurance and other professional services as are reasonably required by GLP from time to time in connection with the discharge of its responsibilities under the Limited Partnership Agreement, to the extent such advice and analysis can be reasonably provided or arranged by GML, provided that nothing herein shall permit GML to select the auditor of GLP, which shall be selected in accordance with the provisions for the appointment of the auditor pursuant to the Limited Partnership Agreement or as otherwise be required by law governing GLP, or to communicate with the auditor other than in the ordinary course of making such books and records available for review as the auditors may require and to respond to queries from the auditors with respect to the accounts and statements prepared by, or arranged by, GML, and in particular GML will not have any of the authorities, rights or responsibilities of the audit committee of the Board, but shall provide, or arrange for the provision of, information to such committee as may from time to time be required or requested; and provided further, that nothing herein shall entitle GML to retain legal counsel for GLP unless such selection is specifically approved by the Board;
(i)    Provide, or arrange for the provision of, such assistance and support as GLP may from time to time request in connection with any new or existing financing for GLP, such assistance and support to be provided in accordance with the direction, and under the supervision of the Board;
(j)    Provide, or arrange for the provision of, such administrative and clerical services as may be required by GLP to support and assist GLP in considering any future acquisitions or divestments of assets of GLP and for the integration of any businesses or assets acquired by GLP, all in accordance with the direction and under the supervision of the Board;
(k)     Provide, or arrange for the provision of, such support and assistance to GLP as GLP may from time to time request in connection with any future offerings of equity or debt securities that GLP may at any time determine is desirable for GLP, all under the direction and supervision of the Board;
(l)    Provide, or arrange for the provision of, at the request and under the direction of the Board, such communications to the transfer agent for GLP as may be necessary or desirable;
(m)    Prepare and provide, or arrange for the preparation and provision of, regular cash reports and other accounting information for review by GLP, so as to permit and enable the Board to make all determinations of financial matters required to be made pursuant to the Limited Partnership Agreement, including the determination of amounts available for distribution by GLP to its Unitholders, and to assist GLP in making arrangements with the transfer agent for GLP for the payment of distributions to the Unitholders in accordance with the Limited Partnership Agreement;
(n)    Provide, or arrange for the provision of, such assistance to GLP as the Board may request or direct with respect to the performance of the obligations to the Unitholders under the Limited Partnership Agreement and to provide monitoring of various obligations and rights under agreements entered into by GLP and provide advance reports on a timely basis to GLP advising of steps, procedures and compliance issues under such agreements, so as to enable GLP to make all such decisions as would be necessary or desirable thereunder;
(o)    Provide, or arrange for the provision of, such additional administrative and clerical services pertaining to GLP, the assets and liabilities of GLP and the Unitholders and matters incidental thereto as may be reasonably requested by the Board from time to time;
(p)    Negotiate and arrange, at the request and under the direction of the Board, for interest rate swap agreements, foreign currency contracts, forward exchange contracts and any other hedging arrangements;
(q)    Provide, or arrange for the provision of, IT services;
(r)    Maintain, or arrange for the maintenance of, GLP’s and GLP’s subsidiaries’ existence and good standing in necessary jurisdictions;
(s)    Negotiate, at the request and under the direction of the Board, loan and credit terms with lenders and monitor and maintain compliance therewith;
(t)    Provide, or arrange for the provision of, at the request and under the direction of Board, cash management and services, including assistance with preparation of budgets, overseeing banking services and bank accounts and arranging for the deposit of funds; and
(u)    Monitor the performance of investment managers.

SCHEDULE B
MANAGERS PROVIDING MANAGEMENT SERVICES

Name	Position With GML	Services to be Provided to GLP
Graham Robjohns	Director	Principal Executive Officer
Oistein Dahl	Chief Operating Officer	Chief Operating Officer
Brian Tienzo	Chief Financial Officer	Principal Financial and Accounting Officer

US 4726494v.1